# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenaris SA, CIK 0001190723
CUSIP: 88031M109
Title of class of securities: Ordinary Shares, $1.00 par value per share
Address of issuer's principal executive offices: 26, BOULEVARD ROYAL, 4TH FLOOR, LUXEMBOURG, Luxembourg (N4), L-2449
Date of event which requires filing of this statement: 07/07/2025
Filed by CIK 0001429586
Persons authorized to receive notices and communications: Fernando J. Mantilla, 26, Boulevard Royal, Ground Floor,, Grand-Duchy of Luxembourg, Luxembourg (N4), L-2449, 35227209600

## Reporting persons
- ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 713,605,187; sole dispositive power 0; shared dispositive power 713,605,187; aggregate amount beneficially owned 713,605,187 (67.5% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 11 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 15,396,773 were held by Tenaris S.A. as treasury stock as of July 4, 2025, as published on the website of Tenaris S.A.
- SAN FAUSTIN S.A. (CIK 0001429586): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 713,605,187; sole dispositive power 0; shared dispositive power 713,605,187; aggregate amount beneficially owned 713,605,187 (67.5% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 11 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 15,396,773 were held by Tenaris S.A. as treasury stock as of July 4, 2025, as published on the website of Tenaris S.A.
- TECHINT HOLDINGS S.A R.L.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 713,605,187; shared voting power 0; sole dispositive power 713,605,187; shared dispositive power 0; aggregate amount beneficially owned 713,605,187 (67.5% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 11 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 15,396,773 were held by Tenaris S.A. as treasury stock as of July 4, 2025, as published on the website of Tenaris S.A.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.00 par value per share
Name of issuer: Tenaris SA
Address of issuer's principal executive offices: 26, BOULEVARD ROYAL, 4TH FLOOR, LUXEMBOURG, Luxembourg (N4), L-2449
Comment: This Amendment No. 11 amends and supplements the Schedule 13D originally filed on February 14, 2011 (this "Amendment No. 11"), as further amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9 and No. 10, on behalf of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS (as defined thereunder), relating to the Ordinary Shares, par value $1 per share of Tenaris S.A. (the "Ordinary Shares"). This Amendment No. 11 reflects (i) an increase by 1.02% of the percent of class represented by the Ordinary Shares held by such Reporting Persons, from 66.52% to 67.54%, as reported on Rows 13 of the cover pages of this Schedule 13D, as a result of repurchases of Ordinary Shares made by Tenaris S.A. in the open market in the period from February 24, 2025 to March 4, 2025, under Tenaris S.A.'s 2024-2025 share buyback program publicly announced on November 10, 2024 and then in the period from June 9 until July 4, 2025, under Tenaris S.A.'s 2025-2026 share buyback program publicly announced on May 27, 2025; and (ii) certain changes in the composition of the board of directors or management of certain Reporting Persons. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Schedule 13D and its amendments.

## Item 2. Identity and Background
Name of person filing:
ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN ("RP STAK")
Fascinatio Boulevard 764, 2909 VA Capelle aan den IJssel, The Netherlands.
RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.
Residence or business address:
SAN FAUSTIN S.A. ("SAN FAUSTIN")
26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.
SAN FAUSTIN is a societe anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN's policies).
Present principal occupation or employment:
TECHINT HOLDINGS S.A R.L. ("TECHINT HOLDINGS")
26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.
TECHINT HOLDINGS is a societe a responsabilite limitee (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer or director, as applicable, of each Reporting Person are set forth in Exhibit 99.1 hereto and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.1 hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
RP STAK. See items (7) through (11) and (13) on page 2
SAN FAUSTIN. See items (7) through (11) and (13) on page 3
TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4
Number of shares as to which each person has sole or shared power to vote or dispose:
RP STAK. See items (7) through (11) and (13) on page 2
SAN FAUSTIN. See items (7) through (11) and (13) on page 3
TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4
Transactions in the class effected during the past sixty days: There have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any person or entity identified on Exhibit 99.1 hereto, during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated October 31st, 2023.*

B Power of Attorney of SAN FAUSTIN S.A., dated September 28, 2023.*

C Power of Attorney of TECHINT HOLDINGS S.a r.l., dated September 28, 2023.*

D Exhibit 99.1 - Directors and Execetive Officers of Reporting Persons

*Previously filed as an exhibit to the Amendement No. 5 to the Schedule 13D of Tenaris S.A. dated November 2, 2023 and incorporated by reference in this Amendment No. 11.

## Signatures
- ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN: /s/ Fernando J. Mantilla, Fernando J. Mantilla/Attorney-in-fact (07/07/2025)
- SAN FAUSTIN S.A.: /s/ Fernando J. Mantilla, Fernando J. Mantilla/Attorney-in-fact (07/07/2025)
- TECHINT HOLDINGS S.A R.L.: /s/ Fernando J. Mantilla, Fernando J. Mantilla/Attorney-in-fact (07/07/2025)